UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Aeva Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00835Q103
(CUSIP Number)
Matthew Whitehead
20th Floor, 28 Hennessy Road
Wan Chai, Hong Kong
+1 332 242 8518

Kevin Grant, Esq.
Nixon Peabody LLP 55 West 46th Street
New York, NY 10036-4120
(212) 940-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 09, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 51,896,560
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 51,896,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,896,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 51,896,560
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 51,896,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,896,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 51,896,560
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 51,896,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,896,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 51,896,560
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 51,896,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,896,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 00835Q103
ITEM 1.	SECURITY AND ISSUER:
This Amendment No. 2 on Schedule 13D/A (this Amendment) amends the Schedule 13D originally filed by the Reporting Persons with the U.S. Securities and Exchange Commission on November 17, 2022, as amended June 21, 2023 (the Schedule 13D), relating to the common stock, par value $0.001 per share (Common Stock), of Aeva Technologies, Inc., a Delaware corporation (the Issuer). The Reporting Persons are filing this Amendment in connection with their purchase of an aggregate of 24,795,027 shares of Common Stock. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
The principal executive offices of the Issuer are located at 555 Ellis Street, Mountain View, California 94043.

ITEM 2.	IDENTITY AND BACKGROUND:
Item 2 is hereby amended and restated as follows:

Sylebra Capital Limited (Sylebra HK) hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 99.1.

Sylebra HK and Sylebra Capital LLC (Sylebra US) are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. (SCP MF), Sylebra Capital Parc Master Fund (PARC MF), Sylebra Capital Menlo Master Fund (MENLO MF) and other advisory clients. The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Capital Management (Sylebra Cayman) is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK. Daniel Patrick Gibson (Gibson) owns 100% of the Class A shares of Sylebra Cayman and 100% of the share capital of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities.
Sylebra HK, Sylebra US, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

The principal address of the Reporting Persons is c/o Sylebra Capital Limited, 20th Floor, 28 Hennessy Road, Wan Chai, Hong Kong.

Each of Sylebra HK, Sylebra US and Sylebra Cayman are engaged in the principal business of fund management. Gibson serves as (i) a director and owner of each Sylebra HK and Sylebra Cayman and (ii) a sole member of Sylebra US. Each of the Affiliated Investment Entities are engaged in the principal business of investments.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

None of the Reporting Persons have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sylebra HK is a private limited company organized under the laws of Hong Kong. Sylebra US is a limited liability company organized under the laws of Delaware, United States. Sylebra Cayman is an exempted company with limited liability organized under the laws of the Cayman Islands. Gibson is a citizen of Antiqua and Barbuda.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Item 3 is hereby amended and restated as follows: The Reporting Persons each used their respective working capital to purchase the shares of Common Stock of the Issuer.
ITEM 4.	PURPOSE OF TRANSACTION:
Item 4 is hereby amended and restated as follows:

On November 8, 2023, the Issuer entered into Subscription Agreements (the Subscription Agreements) with the Affiliated Investment Entities providing for the purchase of an aggregate of 24,795,027 shares of Common Stock at a purchase price of $0.58 per share, resulting in an aggregate purchase price of $14,400,000 (the Private Placement). The Private Placement closed on November 9, 2023.

On November 8, 2023, the Issuer entered into a Standby Equity Purchase Agreement (the Facility Agreement) with the Affiliated Investment Entities, pursuant to which the Issuer will have the right, but not the obligation, to sell to the Affiliated Investment Entities up to $125,000,000 of shares of the Issuers preferred stock, at the Issuers request until November 8, 2026, upon the satisfaction of certain conditions. Each sale the Issuer requests under the Facility Agreement (each, an Advance and collectively, the Advances) may be for a number of shares of preferred stock with an aggregate value of at least $25,000,000 but not more than $50,000,000 (except with the consent of the Affiliated Investment Entities).
When and if issued, the preferred stock will be issued at a price per share of $10,000. Holders of the preferred stock will be entitled to a quarterly dividend at the rate of 7.0% per annum payable in cash or in kind at the option of the Issuer. The preferred stock will have an initial liquidation preference of 120% of the issuance price, plus accrued dividends. The preferred stock will have no voting rights as a class or series except in such instances as required by Delaware law or certain matters enumerated in the certificate of designations related to the protection of the preferred stock. The preferred stock will be convertible at the option of the holders into a number of shares of Common Stock equal to $10,000 divided by the then-applicable conversion price, which will be equal to the lesser of (i) the average five day closing price from the date of Advance, or (ii) the closing price per share of Common Stock on the date of each Advance subject to certain customary anti-dilution adjustments. At any time after the two year anniversary of any issuance of any series of preferred stock, the Issuer will have the option to convert all (but not less than all) of any series of then-outstanding preferred stock by paying a make-whole payment, in either stock or cash, equal to three years of dividends, provided that the closing price of the Common Stock exceeds 250% of the then-applicable conversion price for at least 20 out of 30 consecutive trading days prior to the date of conversion. To the extent, if any, a conversion would result in any of the Affiliated Investment Entities or their affiliates becoming the beneficial owner of more than 19.9% of the Issuers outstanding Common Stock, the Issuer will issue the Affiliated Investment Entities a pre-funded warrant (each, a Pre-Funded Warrant).

The Issuers right to request Advances is conditioned upon the Issuer achieving a minimum of one new passenger auto-OEM or commercial OEM program award with at least a 50,000 unit volume, the trading price of the Common Stock being below $3.00 at the time of the Advance request and other customary conditions. Prior to any Advance, the Issuer will assess its capital needs and other factors, including the impact of an Advance on the Issuers outstanding executive pledge arrangements.

In addition, upon receipt of stockholder approval, the Issuer will issue to the Affiliated Investment Entities a Series A Warrant to purchase an aggregate of 15,000,000 shares of Common Stock at an exercise price of $1.00 (the Series A Warrant).

Notwithstanding the foregoing, the Affiliated Investment Entities will not be entitled to receive any shares of Common Stock otherwise deliverable upon exercise of a Pre-Funded Warrant or a Series A Warrant, to the extent, but only to the extent, that such receipt would cause the Affiliated Investment Entities or their affiliates to become, directly or indirectly, the beneficial owner of more than 19.99% of the shares of Common Stock outstanding at such time.

The Issuer entered into a Shareholder Agreement (the Shareholder Agreement) with the Affiliated Investment Entities, whereby for as long as the Affiliated Investment Entities and their affiliates beneficially own at least (i) 9% of the Common Stock (on an as converted basis), the Affiliated Investment Entities will have the collective right to nominate one director, who will initially be Chris Eberle, and (ii) 14% of the Common Stock (on an as converted basis), the Affiliated Investment Entities will have the collective right to nominate an additional director, who shall be an automotive executive or relevant industry expert. The Affiliated Investment Entities have waived their right to designate such additional director until the election of the Class I directors in 2025.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuers business, prospects and financial condition, the market for the Issuers securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons ownership of the Issuers securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)(b)
Reporting Person: Sylebra Capital Limited(2)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 51,896,560
Sole Dispositive Power: --
Shared Dispositive Power: 51,896,560
Beneficial Ownership: 51,896,560
Percentage of Class (1): 19.9%

Reporting Person: Sylebra Capital Management(3)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 51,896,560
Sole Dispositive Power: --
Shared Dispositive Power: 51,896,560
Beneficial Ownership: 51,896,560
Percentage of Class (1): 19.9%

Reporting Person: Daniel Patrick Gibson(4)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 51,896,560
Sole Dispositive Power: --
Shared Dispositive Power: 51,896,560
Beneficial Ownership: 51,896,560
Percentage of Class (1): 19.9%

Reporting Person: Sylebra Capital LLC (5)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 51,896,560
Sole Dispositive Power: --
Shared Dispositive Power:51,896,560
Beneficial Ownership: 51,896,560
Percentage of Class: 19.9%(1)

(1) This percentage is calculated based upon 223,984,435 shares of the Issuers common stock outstanding as of November 9, 2022, as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the 1934 Act.
(2) Sylebra HK holds no shares of the Issuers common stock directly. Sylebra HK may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-advisor.
(3) Sylebra Cayman holds no shares of the Issuers common stock directly. Sylebra Cayman may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as the investment manager and parent of Sylebra HK.
(4) Gibson owns 100% of the Class A shares of Sylebra Cayman and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities.
(5) Sylebra US holds no shares of the Issuers common stock directly. Sylebra US may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-advisor.

(c) Other than as disclosed above, there have been no reportable transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuers common stock.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Item 6 is hereby amended and restated as follows:
The information provided in Items 3, 4 and 5 is hereby incorporated herein by this reference.

Except for the Joint Filing Agreement attached hereto as Exhibit 99.1, or as otherwise described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit Joint Filing Agreement, dated as of 13 November 2023 by and among the Reporting Persons.

CUSIP No.: 00835Q103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 13 2023	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorized Signatory
November 13 2023	Sylebra Capital Management By: /s/Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorized Signatory
November 13 2023	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
November 13 2023	Sylebra Capital LLC By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorsied Signatory
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 00835Q103
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, Authorized Signatory

Sylebra Capital LLC
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorized Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, Authorized Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: November 13, 2023

CUSIP No.: 00835Q103
EXPLANATORY NOTE

This Statement on Schedule 13D (this Statement) supersedes the Statement on Schedule 13G as last amended by Amendment No. 1 filed on February 11, 2022 by Sylebra Capital Limited, Sylebra Capital Management and Daniel Patrick Gibson relating to shares of Common Stock of Aeva Technologies Inc. This Statement is being filed by the undersigned pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the 1934 Act), because the Reporting Persons (as defined below) may no longer qualify to file statements on Schedule 13G. See Item 4.